EXHIBIT 12
M.D.C. HOLDINGS, INC.
RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,		Three Months Ended June 30,		Year Ended December 31,
(dollars in thousands)	2006	2005	2006	2005	2005	2004	2003	2002	2001
Earnings	$309,311	$322,345	$141,728	$176,230	$858,443	$675,748	$389,940	$301,072	$286,228

Fixed Charges	$41,166	$28,512	$20,841	$14,805	$67,459	$43,011	$43,977	$27,453	$28,782

Earnings to Fixed Charges	7.51	11.31	6.80	11.90	12.73	15.71	8.87	10.97	9.94

Earnings:

Pretax Earnings from Continuing Operations	274,715	299,906	122,234	163,977	808,763	636,914	348,223	274,044	255,387

Add Fixed Charges	41,166	28,512	20,841	14,805	67,459	43,011	43,977	27,453	28,782
Less capitalized interest	(29,843)	(21,925)	(15,002)	(11,110)	(51,872)	(32,879)	(26,779)	(21,116)	(22,498)
Add amortization of previously capitalized interest	23,273	15,852	13,655	8,558	34,093	28,702	24,519	20,691	24,557

Total Earnings	309,311	322,345	141,728	176,230	858,443	675,748	389,940	301,072	286,228

Fixed Charges:

Homebuilding and corporate interest expense	0	0	0	0	0	0	0	0	0
Mortgage lending interest expense	4,281	1,138	2,317	654	3,850	1,946	1,967	1,822	2,666
Interest component of rent expense	4,843	3,351	2,442	1,835	7,369	5,462	3,897	2,812	2,253
Amortization and expensing of debt expenses (1)	2,199	2,098	1,080	1,206	4,368	2,724	11,334	1,703	1,365
Capitalized interest	29,843	21,925	15,002	11,110	51,872	32,879	26,779	21,116	22,498

Total Fixed Charges	41,166	28,512	20,841	14,805	67,459	43,011	43,977	27,453	28,782

(1)	2003 includes $9,315 of expenses related to debt redemption.